Exhibit 12
GrafTech International Ltd.
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands, except ratios)

	Three Months Ended March 31,	Year Ended December 31,
	2013	2012	2011	2010	2009	2008
Earnings:
Income before income taxes	$6,250	$134,487	$143,291	$173,565	$38,410	$235,497
Loss/(Gain) from equity investees	–	–	–	(14,500)	55,488	36,256
Fixed Charges	9,242	24,314	19,107	5,943	6,442	20,050
Total of Earnings plus Fixed Charges	15,492	158,801	162,398	165,008	100,340	291,803
Fixed Charges:
Interest expense	9,008	23,247	18,307	5,076	5,609	19,350
Estimated interest portion of rental expense	234	1,067	800	867	833	700
Total fixed charges	9,242	24,314	19,107	5,943	6,442	20,050
Ratio of earnings to fixed charges	1.7	6.5	8.5	27.8	15.6	14.6